                                                                33,251

[Section 33,321]                  FORM 12b-25

 [As last amended in Release No. 34-31905, February 23, 1993, 58 F.R. 14628.]

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

      [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: 3/31/98
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
      .........................................................................
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      Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

   ............................................................................
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PART I -- REGISTRANT INFORMATION
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   Full Name of Registrant  Arch Leasing Corporation Trust
   Former Name if Applicable
   ............................................................................
   Address of Principal Executive Office (Street and Number)
   16144 Westwoods Business Park
   ............................................................................
      City, State and Zip Code  Ballwin, MO 63021
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PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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33,252                        EXCHANGE ACT FORMS                      235  5-93

PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.
                                                (Attach Extra Sheets if Needed)
Arch Leasing Corporation Trust failed to make principal payments due May and June 1998 due to certain circumstances. Arch Leasing Corporation Trust and the trustee Magna Trust have a court date set for July 9, 1998 to decide if the Trust will liquidate and pay all bond debt possible with the proceeds, or remain as is and pay the bondholders pro rata as cash is available. Due to these circumstances, the future of the Trust is unknown. Currently a liquidation is possible, and therefore an extension is being applied for so that the outcome of the court date July 9, 1998 will be known. The fair market value and/or liquidation value of certain assets may be more easily determined once decisions are made after the court date of 7/9/98.
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PART IV -- OTHER INFORMATION
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   (1) Name and telephone number of person to contact in regard to this notification

             Robert A. Chlebowski                (314)             391-5152
   ............................................................................
                    (Name)                    (Area Code)    (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes    [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes    [ ] No

   If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

An adjustment may need to be made to adjust certain assets to fair market value and/or liquidation value (see (2) above). The dollar amount of this adjustment is currently unknown. This estimate will be more easily determined once bids are received for the potential liquidation.

      .........................................................................
                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

        6/29/98                          /s/ Robert A. Chlebowski
Date ...........................  By ..........................................

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                           GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 203.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(b) of this chapter).